Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three Months Ended March 31,
	2005	2004
Earnings:
Income before income taxes	$10,914	$25,890
Less: Capitalized interest	(3,798)	(1,576)
Add:
Fixed charges	36,319	24,253
Amortization of capitalized interest	181	134
Adjusted earnings	$43,616	$48,701
Fixed charges:
Interest expense	$20,094	$9,491
Amortization of debt costs	564	330
Rent expense representative of interest	15,661	14,432
Total fixed charges	$36,319	$24,253
Ratio of earnings to fixed charges	1.20	2.01